UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-126177

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dietrich Industries, Inc. Salaried Employees’

Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.

200 Old Wilson Bridge Road

Columbus, OH 43085

TABLE OF CONTENTS

The Financial Statements and Supplemental Schedule for the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan identified below are being filed with this Annual Report on Form 11-K:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Dale T. Brinkman
Date: June 10, 2016		Dale T. Brinkman, Member

DIETRICH INDUSTRIES, INC.

SALARIED EMPLOYEES’ PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan

Columbus, Ohio

We have audited the accompanying statements of net assets in liquidation of the DIETRICH INDUSTRIES, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN (the “Plan”) and the related statements of changes in net assets in liquidation for the years ended December 31, 2015 and 2014. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets in liquidation of the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan as of December 31, 2015 and 2014, and the changes in its net assets in liquidation for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As further discussed in Note 1 to the financial statements, the Board of Directors of The Worthington Steel Company voted to terminate the Plan as of the close of business on January 31, 2014. In accordance with accounting principles generally accepted in the United States of America, the Plan’s financial statements are presented on the liquidation basis of accounting as of and for the years ended December 31, 2015 and 2014. Our opinion is not modified with respect to this matter.

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

MEADEN & MOORE, LTD.

Certified Public Accountants

Cleveland, Ohio

June 10, 2016

STATEMENTS OF NET ASSETS IN LIQUIDATION

Dietrich Industries, Inc.

Salaried Employees’ Profit Sharing Plan

	December 31,
	2015	2014
ASSETS
Notes Receivable from Participants	$—	$20,310

Total Receivables	—	20,310
Investments, at Fair Value
Plan’s Interest in Master Trust Assets	—	18,564,886

Total Investments	—	18,564,886

Total Assets	—	18,585,196

LIABILITIES	—	—

Net Assets Available for Benefits	$—	$18,585,196

See accompanying notes

STATEMENTS OF CHANGES IN NET ASSETS IN LIQUIDATION

Dietrich Industries, Inc.

Salaried Employees’ Profit Sharing Plan

	Year Ended December 31,
	2015	2014
Investment Income:
Interest Income	$610	$2,941
Plan’s Interest in Master Trust Net Investment Gain	76,397	806,998

Total Investment Income	77,007	809,939

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	18,309,557	9,796,772
Administrative Expenses	32,939	50,230

Total Deductions	18,342,496	9,847,002

Net Decrease Before Net Assets Transferred	(18,265,489)	(9,037,063)
Net Assets Transferred To Other Qualified Plans	(319,707)	(1,163,221)

Net Decrease in Net Assets	(18,585,196)	(10,200,284)
Net Assets Available for Benefits at Beginning of Year	18,585,196	28,785,480

Net Assets Available for Benefits at End of Year	$—	$18,585,196

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

Dietrich Industries, Inc.

Salaried Employees’ Profit Sharing Plan

1.	Description of Plan

The following description of the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions. On January 23, 2015, the Company received a favorable determination letter from the IRS to terminate the Plan.

General:

Prior to termination, the Plan was a defined contribution plan covering substantially all salaried employees formerly employed by Dietrich Industries, Inc. (“Dietrich”) and its subsidiaries who were participating employers under the Plan (collectively, the “Company”) who met the eligibility requirements. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee for the Plan was Fidelity Management Trust Company (the “Trustee”). Effective June 1, 2013, Dietrich merged with and into The Worthington Steel Company, a Delaware corporation. The Worthington Steel Company was the Plan Sponsor.

The Plan was one of three plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other plans are the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees and the Worthington Industries, Inc. Deferred Profit Sharing Plan.

On January 13, 2014, the Board of Directors of The Worthington Steel Company voted to terminate the Plan as of the close of business on January 31, 2014, and to distribute Plan assets as soon as administratively practicable after receipt of an IRS determination letter on the Plan’s termination. In accordance with Plan provisions, the Sponsor vested 100% of the Plan’s assets as of January 31, 2014. All Plan assets were distributed by December 31, 2015.

Eligibility:

Prior to termination of the Plan, all salaried employees of the Company were immediately eligible, upon hire, to participate in the Plan.

Contributions:

Employee Contributions – Prior to termination of the Plan, participants could elect to defer between 1% and 90% of their annual compensation. Contributions were subject to annual addition and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan document and could be made on an pre-tax or ROTH, after-tax, basis.

Employer Matching Contributions – The Company would contribute to the Plan an amount equal to 50% of each eligible participant’s pre-tax and/or after-tax contributions, not to exceed 2% of the participant’s eligible compensation.

Employer Contributions – As a safe harbor plan, the Company guaranteed a minimum contribution of at least 3% of participants’ eligible compensation. The contribution was made on or about the end of the month following the end of each calendar quarter. A participant did not need to make contributions to the Plan to receive the Company’s 3% contribution.

Participant Accounts – Each participant’s account was credited with the participant’s contributions, employer matching contributions, employer contributions, earnings and losses thereon and an allocation of the Plan’s administrative expenses. Substantially all administrative fees were paid by the Plan, through allocation, both direct and indirect, to its participants.

Rollover contributions from other plans were also accepted, provided certain specified conditions were met.

Investment Options:

Prior to termination of the Plan, participants directed their contributions among a choice of the Plan’s investment options. All contributions were allocated to the designated investment options according to each participant’s election, although, to the extent that a participant receiving a contribution made no allocation election, the participant’s contribution was invested in the applicable Fidelity Freedom Fund, as determined by the age of the participant.

Contributions to the Worthington Industries, Inc. Common Stock fund were limited to not more than 25% of the participant’s total contribution to the Plan. A participant would be prohibited from making investment exchanges to the Worthington Industries, Inc. Common Stock fund if the participant’s investment in the fund equaled or exceeded 25% of such person’s total accounts.

Vesting:

Prior to termination of the Plan, all participants were 100% vested in employee elective deferrals, Company matching contributions and Company safe harbor contributions.

Notes Receivable from Participants:

Prior to termination of the Plan, loans were permitted under certain circumstances and were subject to limitations. Participants could borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans were to be repaid over a period not to exceed 5 years, except when used for the purchase of a primary residence.

The loans were secured by the balance in the participant’s account and bore interest at rates established by the Trustee. Principal and interest were paid ratably through payroll deductions. Loans were valued at unpaid principal plus accrued unpaid interest.

Other Plan Provisions:

Prior to termination of the Plan, normal retirement age was 65. The Plan also provided for early payment of benefits to in-service employees, with certain restrictions, after reaching age 59-1/2.

Payment of Benefits:

Prior to Plan termination, upon termination of service due to death, disability, retirement or other reasons, a participant could receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship Withdrawals:

Prior to termination of the Plan, hardship withdrawals were permitted in accordance with Internal Revenue Service (“IRS”) guidelines.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the liquidation basis of accounting in accordance with U.S. GAAP.

Investment contracts held by a defined contribution plan are required to be reported at fair value.

Investment Valuation and Income Recognition:

The Master Trust’s investments in mutual funds and Worthington Industries, Inc. Common Stock are stated at fair value as of year-end. Fair values for mutual funds and Worthington Industries, Inc. Common Stock are determined by the respective quoted market prices.

The Plan holds a stable value investment contract with the Trustee, which is structured as a common collective trust (“the CCT”). The portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The portfolio invests in underlying assets, typically fixed-income securities or bond funds and enters into “wrapper” contracts issued by third parties. The Plan is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrapper contract issuer agrees to pay the portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper contract have been met. Wrappers are normally purchased from issuers rated in the top three long-term ratings categories (equaling A- or above).

The primary goal of the CCT in which the Master Trust is invested is to seek current income while maintaining stability of invested principal. The CCT is invested and reinvested primarily in a diversified portfolio of fixed-income instruments which may include traditional and separate account guaranteed investment contracts (obligations of creditworthy life insurance companies), corporate investment contracts, synthetic GICs (high-quality debt securities including mortgage-backed, commercial mortgage- backed, asset-backed and corporate securities held by the CCT within contracts that are intended to minimize market volatility), variable rate GICs, repurchase agreements, US treasury and agency securities, and cash and cash equivalents, including certificates of deposit and money market instruments. The CCT may also invest in a collective fund or group trust (including but not limited to one maintained by The Bank of New York Mellon or its affiliate) that invests in such fixed income instruments. No investment contract in which the CCT invests will have a duration of more than six years from the date of issuance. The CCT will operate with a weighted average duration selected by The Bank of New York Mellon, in its capacity as Trustee of the fund from time to time, but such weighted average duration generally will average between 1 and 3 years. Participants may purchase or redeem units of the CCT for cash or securities based on the unit value determined as of the valuation date. Unit value is generally determined each business day of the year. All participants have a proportionate undivided interest in the net assets of the CCT.

Purchases and sales of securities are recorded on a trade-date basis using fair market value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Plan-to-Plan Transfers:

Prior to termination of the Plan, participants within the Plan were permitted to transfer their account to another plan provided by the Company in the event they change employers within the affiliate group. This activity is shown, net, on the statements of changes in net assets in liquidation.

Recently Issued Accounting Standards:

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans, Health and Welfare Benefit Plans, (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosure, (Part III) Measurement Date Practical Expedient. This guidance simplifies certain aspects of employee benefit plan (“EBP”) accounting while satisfying the needs of users of financial statements. It simplifies the measurement of fully benefit-responsive investment contracts and disclosures about plan investments. It also allows an EBP with a fiscal year end that does not coincide with the end of a calendar month to choose a simpler way of measuring its investments and investment-related accounts. The Plan has early adopted relevant pronouncements of the ASU. The adoption of the amended guidance impacts disclosures and does not have an impact on the Plan’s net assets in liquidation or changes in net assets in liquidation.

In May 2015, the FASB issued guidance to address diversity in practice related to how certain investments measured at net asset value (“NAV”) are reported within the financial statement footnotes. The new guidance removes the requirement to categorize investments measured under the current NAV practical expedient within the fair value hierarchy for all investments. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The guidance is effective for plan years beginning after December 15, 2015 and is required to be applied retrospectively. Early adoption is permitted. The guidance is not expected to have any impact on the Plan, as the Plan was terminated on January 31, 2014 and has since liquidated all Plan assets.

3.	Tax Status

The Plan received a determination letter from the IRS dated January 23, 2015, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan, as amended, is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2015, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan is currently complying with initial requests from the Department of Labor regarding a recently initiated audit of the Plan and related Master Trust.

4.	Investments

The Plan had no investments held by the Master Trust at December 31, 2015. The Plan’s share of the investments held by the Master Trust was approximately 4% at December 31, 2014. Each participating retirement plan has a specific interest in the Master Trust. Net investment income for the Plan is based upon its actual holdings of the net assets of the Master Trust.

Investments of Master Trust at Fair Value:

	2015	2014
Mutual Funds	$403,621,839	$400,355,108
Worthington Industries, Inc. Common Stock	47,119,744	48,883,233
Common Collective Trust	35,254,199	38,887,985

Total	$485,995,782	$488,126,326

Investment Income for the Master Trust:

	2015	2014
Interest and Dividend Income	$18,437,935	$20,030,437
Net Appreciation in Fair Value of Investments as Determined by Quoted Market Price:
Mutual Funds	(14,301,475)	4,994,341
Worthington Industries, Inc. Common Stock	387,558	(18,398,164)

Total	$4,524,018	$6,626,614

At December 31, 2015 and 2014 the Master Trust held 1,563,247 and 1,624,413 common shares of Worthington, respectively. The Master Trust received cash dividends from Worthington of $1,126,321 and $965,031 for the years ended December 31, 2015 and 2014, respectively.

5.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, transactions involving these funds qualify as party-in-interest transactions.

The Plan offers common shares of Worthington as an investment option. As a result, Worthington qualifies as a party-in-interest.

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan.

6.	Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets in liquidation and the statements of changes in net assets in liquidation.

7.	Fair Value

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Plan utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Plan is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets; and

Inputs other than quoted prices that are observable for the asset or liability.

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See the description within Footnote 2, “Summary of Significant Accounting Policies,” as to the investment valuation methodology for each class of assets noted in the below table.

For the years ended December 31, 2015 and 2014, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.

The Plan did not hold any assets as of December 31, 2015, due to the termination of the Plan, as described in Footnote 1, “Description of Plan.”

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2014:

		Fair Value Measurements at Reporting Date Using:
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds	$13,101,984	$13,101,984	$—	$—
Common Collective Trust	5,287,747	—	5,287,747	—
Worthington Industries, Inc. Common Stock	175,155	175,155	—	—

Total	$18,564,886	$13,277,139	$5,287,747	$—

8.	Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the filing date of this Form 11-K.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Dietrich Industries, Inc.

Salaried Employees’ Profit Sharing Plan

EIN 25-1072343, Plan Number 002

There were no assets held for investment purposes at year-end due to the Plan termination.